AMENDMENT TO

JOHN HANCOCK CLOSED-END FUNDS

SERVICE AGREEMENT

FOR

TRANSFER AGENT SERVICES

June 30, 2014

THIS AMENDMENT (this “Amendment”) dated June 30, 2014 to the Service Agreement for Transfer Agent Services (the “Agreement”) dated June 1, 2002, as amended by and between Computershare Inc., successor-in-interest to Computershare Shareowner Services LLC, a New Jersey limited liability company (“Agent”), and John Hancock Financial Opportunities Fund, John Hancock Hedged Equity & Income Fund, John Hancock Income Securities Trust, John Hancock Investors Trust, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Premium Dividend Fund, John Hancock Tax-Advantaged Dividend Income Fund and John Hancock Tax-Advantaged Global Shareholder Yield Fund, each a Massachusetts Business Trust (collectively, the “Clients”).

WHEREAS, Agent and the Clients desire to amend the Agreement as provided in this Amendment.

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Amendment to Agreement
(a)	Section 2 (a) of the Agreement is hereby amended and restated in its entirety to read as follows:

(a)	Effective June 30, 2014, this Agreement shall continue through June 30, 2016, provided however, the Clients may terminate this Agreement at any time and without penalty on sixty (60) days written notice to Agent.

(b)	Exhibit D for each Client, as amended, is hereby deleted in its entirety and replaced with the attached revised Exhibit D.
2.	Term of the Amendment. This amendment shall become effective upon due execution and delivery by the parties hereto, and shall remain in effect for so long as the Agreement shall remain in effect.
3.	Ratification. Except as expressly set forth herein, the Agreement is not modified hereby and shall remain in full force and effect in accordance with the respective provisions thereof and is in all respects ratified and affirmed.
4.	Partial Invalidity. If any provision of this Amendment is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Amendment as a whole, but this Amendment shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.
2

5.	Counterparts. This Amendment may be executed in two or more counterparts, each of which, when executed and delivered, shall be deemed an original for all purposes, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed as of the day and year first above written.

Computershare Inc.

By: /s/ Martin J. McHale, Jr.

Name: Martin J. McHale, Jr.

Title: President, U.S. Equity Services

John Hancock Financial Opportunities Fund

John Hancock Hedged Equity & Income Fund

John Hancock Income Securities Trust

John Hancock Investors Trust

John Hancock Preferred Income Fund

John Hancock Preferred Income Fund II

John Hancock Preferred Income Fund III

John Hancock Premium Dividend Fund

John Hancock Tax-Advantaged Dividend Income Fund

John Hancock Tax-Advantaged Global Shareholder Yield Fund

By: /s/Salvatore Schiavone

Name: Salvatore Schiavone

Title: Treasurer of the Funds listed Above

3